DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

INVITATION TO DSM MEDIA and ANALYSTS CONFERENCE CALLS

09.00 am CET: media conference call
Dial-in numbers are: + 31 20 531 58 51 (for English) or + 31 20 531 58 23 (for Dutch).

10.00 am CET: analyst conference call
Dial-in numbers are: + 44 207 216 0106 (for the UK) or + 31 70 304 3380 (for other countries).

Both calls are meant for a Q&A session with Jan Zuidam, vice-chairman of DSM's Managing Board, and Rolf-Dieter Schwalb, CFO, on today's press release.

You may also listen live to the media and analyst conferences via our website www.dsm.com.

30E

Heerlen, 15 June 2007

Partnering strategy for DSM Anti-Infectives

- Carve-out of business group
- Impairment of some EUR 110 million net in Q2 2007

DSM today announces the outcome of the strategic review of its Anti-Infectives business. DSM has studied all options and has concluded that the greatest value will be generated through a partnering strategy (possibly with - partial - divestments) for the business combined with innovation initiatives and further restructuring measures to improve profitability. As a result, DSM Anti-Infectives aims to report a sustainable profit as from 2008.

In order to facilitate this strategy, the business group DSM Anti-Infectives will be carved out into a separate entity, enabling a swift partnering if a value creating option for such action is available. The intended partnership with North China Pharmaceutical Corporation Ltd. (NCPC) to create a joint venture for the production and marketing of anti-infectives in China continues to be an important part of this strategy.

Simultaneously, DSM will continue with its actions to structurally improve the profitability of the DSM Anti-Infectives activities. In addition to restructuring the business, further strengthening will take place through the introduction of new products and technologies. The objective of these measures is to improve profitability in a sustainable way, to take advantage of the market growth in China and to prepare and strengthen the business for partnerships.

"We see currently a positive trend in the results of DSM Anti-Infectives," says Jan Zuidam, vice-chairman of DSM's Managing Board of Directors. *"This gives us the confidence that our past actions to improve the profitability of this business group are beginning to pay off. By preparing the business group for partnerships we will further create a sustainable and profitable future for our Anti-Infectives activities."*

The plan opens also possibilities for divestments of separate businesses such as the clavulanic acid business. The production of side chains will continue to be shifted from the DSM site in Spain to China and the aim of the plan is also to combine leading technology with a low cost asset base to improve margins as well as to create a natural hedge for the sensitivity to currency fluctuations. The restructuring measures are estimated to result in 2007 and 2008 in around 100 job losses and provisions of some EUR 15 – 20 million after tax to cover the restructuring expenses will be required in that period.

DSM will also recognize an impairment charge of some EUR 110 million after tax in Q2 2007, to align book value with net realizable value.

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DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

More information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

DSM Press Release

82O-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

31E

Heerlen (NL), 15 June 2007

DSM - Repurchase of shares (week 24)

Royal DSM N.V. has repurchased 733,353 of its own shares in the period from 7 June 2007 up to and including 13 June 2007 at an average price of EUR 37.14. This is in accordance with the second phase of the share buyback program announced on 27 April 2007.
The consideration of this repurchase was EUR 27.2 million.

The total number of shares repurchased under the second phase of this program to date is 4,821,228 shares for a total consideration of EUR 174.5 million.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END

Forward-looking statements